Contact

www.linkedin.com/in/cory-
stonebrook-462967375 (LinkedIn)

Top Skills

Film Production
Screenwriting
Acting

Cory Stonebrook

Screenwriter | Director | Actor
New York, New York, United States

Summary

New York City Based freelance screenwriter | Filmmaker | Actor

Has appeared in shows on HBO, HBOmax, Neflix, CBS, NBC as well
as numerous national commercials and campaigns.

Ghost in Indiana Feature screenplay chosen as Quarterfinalist (Top
25) at Slamdance Screenplay Competition

Florence in Customer Care (written and co-directed) | Winner of
Best Short Film at Phoenixville Film Festival | Winner of Best Short
Drama Film at El Dorado Film Festival | Best Actress in a Short Film
at Brooklyn Horror Film Festival and Panic Fest

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Experience

Freelance
Freelance Screenwriter | Film Director
September 2017 - Present (8 years 10 months)
New York, NY

Screenwriter/ Director of various independent projects including Florence in
Customer Care, When This All Ends, You Have Her Eyes, Julian and City
Boyz. Projects have been official selections at Panic Fest, Brooklyn Horror
Film Festival, L.A Shorts, Tallgrass Film Festival, Soho International Film
Festival, Phoenix Film Festival, Smodcastle Film Festival, Julien Dubuque
International Film Festival, Lighthouse International Film Festival etc.

Quarterfinalist (top 25) at Slamdance Film Festival Screenplay Competition for
Ghost in Indiana.

Nominated for Best Screenplay at Smodcastle Film Festival for Julian (short
film).

Films have been featured on Fangoria, Shortverse, Omeleto, Film Shortage, Crafty, Film Threat, Short Films Matter, Shorted, Bloody Flicks, Horror DNA, Father Son Holy Gore, Cinema Crazed etc.

Freelance
Freelance Actor
June 2009 - Present (17 years 1 month)
New York, New York, United States

Actor in professional theater, film and television including credits: Orange is the New Black (Netflix), That Damn Micheal Che (HBOmax), Succession (HBO), The Equalizer (CBS), The Blacklist (NBC), Beauty (Netflix), New Timers (Comedy Central) and Brian Regan Live (Comedy Central). As well as numerous commercial campaigns for Motorola, Popeyes, Etsy, Singlecare, Exiger, Sonic and The Food Network.

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Education

Bowling Green State University
Bachelor of Arts - BA, Theater and Film · (August 2005 - May 2009)